UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of JANUARY, 2007.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  January 30, 2007                    /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           Chairman


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                            ROCHESTER RESOURCES LTD.
           400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4
                    Phone: (604) 484-6614 Fax: (604) 688-3348
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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NEWS RELEASE                                                    JANUARY 30, 2007

               ROCHESTER FINDS NEW GOLD/SILVER VEIN STRUCTURES AT
                     MINA REAL AND STAKES ADDITIONAL GROUND

VANCOUVER,  CANADA - ROCHESTER  RESOURCES  LTD.  (TSXV:  RCT;  OTCBB:  RCTFF AND
FRANKFURT: R5I): The Board of Directors is pleased to announce that its wholly owned subsidiary, Mina Real Mexico S.A. de C.V., has staked an additional 3,981 hectares adjacent to the 3,377 hectares previously comprising the Mina Real concessions in Nayarit, Mexico.

"We are very exited about the potential that this additional ground provides" commented Dr. Parra. "In addition to protecting the continuity of five vein structures - La Florida, El Puerto 1, El Puerto 2, Tajos Cuates 1 and Tajos Cuates 2 - as well as three recently discovered veins on the property, there is potential that this additional ground could add to the Company's resource base and provide additional mill feed to the recently constructed conventional mill on the property. We have also located several outcrops on the properties that indicate the existence of additional veins that were previously undiscovered. Assay results from these new veins will be released once independent assay results are obtained. A drilling and exploration program is being developed to define the potential of the vein structures uncovered to date on both the existing and recently acquired ground. With the start-up of milling operations at our newly constructed 200 tonnes/day mill earlier this month, we are now well positioned to take full advantage of any opportunites to expand our development mining activities and milling capacity."

Dr. Alfredo Parra, the company's President, has an extensive background in mining exploration and operations, including senior management level positions with major Mexican based corporations such as CIA Minera Penoles and Kennecott. Dr. Parra is currently the Company's in-house Qualified Person and QP Member of the Mining and Metallurgical Society of America with special expertise in Mining.



ON BEHALF OF THE BOARD                    INVESTOR INFORMATION CONTACT:

/s/ DOUGLAS F. GOOD                       Empire Communications Inc.
-------------------------                 Tel: 1-866-841-0068
Douglas F. Good, Chairman                 Email: info@rochesterresourcesltd.com
                                          Website: www.rochesterresourcesltd.com

FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.


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